Shanda Games Reports Second Quarter 2012 Unaudited Results

Hong Kong, China—August 26, 2012—Shanda Games Limited (“Shanda Games”, or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2012.

Non-GAAP Financial Highlights

• Net revenues were RMB1,130.5 million (US$178.7 million), down 14.4% YoY and 18.6% QoQ.

• Operating income was RMB390.8 million (US$61.8 million), down 10.6% YoY and 20.7% QoQ. Operating margin was 34.6%, compared with 33.1% in Q2 2011 and 35.5% in Q1 2012.

• Net income attributable to ordinary shareholders was RMB336.8 million (US$53.2 million), down 9.0% YoY and 11.8% QoQ. Net margin was 29.8%, up from 28.0% in Q2 2011 and 27.5% in Q1 2012.

• Earnings per diluted ADS were RMB1.20 (US$0.19), compared with RMB1.30 in Q2 2011 and RMB1.36 in Q1 2012.

GAAP Financial Highlights

• Net revenues were RMB1,130.5 million (US$178.7 million), down 14.4% YoY and 18.6% QoQ.

— Online game revenues generated in China were RMB1,040.4 million (US$164.5 million), down 16.6% YoY and 19.3% QoQ.

— Other revenues were RMB90.1 million (US$14.2 million), up 23.3% YoY and down 10.6% QoQ.

• Operating income was RMB354.5 million (US$56.1 million), down 1.9% YoY and 18.7% QoQ. Operating margin was 31.4%, compared with 27.4% in Q2 2011 and 31.4% in Q1 2012.

• Net income attributable to ordinary shareholders was RMB308.4 million (US$48.8 million), up 1.0% YoY and down 8.4% QoQ. Net margin was 27.3%, up from 23.1% in Q2 2011 and 24.2% in Q1 2012.

• Earnings per diluted ADS were RMB1.10 (US$0.17), compared with RMB1.08 in Q2 2011 and RMB1.20 in Q1 2012.

Operating Highlights

During the first quarter of 2012, the Company decelerated the monetization of “Mir II” and “Woool” in order to improve gameplay and prolong a healthy life cycle for each of the games. In addition, the Company delayed the launch of a major expansion pack for “Dragon Nest” until the third quarter of 2012. Due to these adjustments and the typical seasonal weakness inherent in the second quarter, the Company experienced a quarter-over-quarter decline in online game user numbers and ARPU.

• Average Monthly Active Users (average MAUs) for all games operated in China were 17.3 million in Q2 2012, compared with 19.1 million in Q1 2012.

• Average Monthly Paying Users (average MPUs) for all games operated in China were 3.8 million in Q2 2012, compared with 4.3 million in Q1 2012.

• Monthly Average Revenue per Paying User (ARPU) for all games operated in China was RMB90.3 in Q2 2012, compared with RMB99.9 in Q1 2012.

Non-GAAP Quarterly Results
(in millions, except for per share data)

	Q2 2011	Q1 2012	Q2 2012
	(RMB)	(RMB)	(RMB)	(US$)	QoQ

Net Revenues	1,320.5	1,389.4	1,130.5	178.7	-18.6%

Gross Profit	830.2	899.8	726.2	114.8	-19.3%

Operating Income	437.2	492.9	390.8	61.8	-20.7%

Government Financial Incentives	10.4	10.1	16.9	2.7	67.3%

Net Income Attributable to Ordinary Shareholders	370.3	381.8	336.8	53.2	-11.8%

Earnings Per Diluted ADS	1.30	1.36	1.20	0.19

Non-GAAP results exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects.

GAAP Quarterly Results
(in millions, except for per share data)

	Q2 2011	Q1 2012	Q2 2012
	(RMB)	(RMB)	(RMB)	(US$)	QoQ

Net Revenues	1,320.5	1,389.4	1,130.5	178.7	-18.6%

Gross Profit	800.7	873.6	705.2	111.5	-19.3%

Operating Income	361.5	436.3	354.5	56.1	-18.7%

Government Financial Incentives	10.4	10.1	16.9	2.7	67.3%

Net Income Attributable to Ordinary Shareholders	305.2	336.8	308.4	48.8	-8.4%

Earnings Per Diluted ADS	1.08	1.20	1.10	0.17

Second Quarter 2012 Unaudited Financial Results (GAAP)

Net Revenues. In the second quarter of 2012, Shanda Games reported net revenues of RMB1,130.5 million (US$178.7 million), representing a decrease of 14.4% from RMB1,320.5 million in the second quarter of 2011 and a decrease of 18.6% from RMB1,389.4 million in the first quarter of 2012. Online game revenues generated in China and other revenues accounted for 92.0% and 8.0% of total net revenues, respectively.

Net revenues from online games operated in China declined 16.6% year-over-year and 19.3% quarter-over-quarter to RMB1,040.4 million (US$164.5 million) in the second quarter of 2012. Average MAUs for games operated in China were 17.3 million, compared with 19.1 million in the first quarter of 2012. Average MPUs for games operated in China were 3.8 million, compared with 4.3 million in the first quarter of 2012. Monthly ARPU for games operated in China was RMB90.3 in the second quarter of 2012, compared with RMB99.9 in the first quarter of 2012.

Other revenues, which primarily represent net overseas revenues generated from game licensing, game operations, and advertising, were RMB90.1 million (US$14.2 million) in the second quarter of 2012, compared with RMB73.1 million in the second quarter of 2011 and RMB100.8 million in the first quarter of 2012. The quarter-over-quarter decrease in other revenues was primarily due to the sale of Mochi Media to a company under common control of Shanda Interactive Entertainment Limited during the first quarter of 2012.

Cost of Revenues. Cost of revenues for the second quarter of 2012 was RMB425.3 million (US$67.2 million), a decrease of 18.2% from RMB519.8 million in the second quarter of 2011 and 17.5% from RMB515.8 million in the first quarter of 2012. The quarter-over-quarter decrease in the cost of revenues was mainly attributable to a decrease in platform fees, which are calculated based upon the Company’s revenues, paid to Shanda Online, and a decrease in royalty fees paid to third parties as a result of lower revenues from licensed games.

Gross Profit. Gross profit for the second quarter of 2012 was RMB705.2 million (US$111.5 million), a decrease of 11.9% from RMB800.7 million in the second quarter of 2011 and 19.3% from RMB873.6 million in the first quarter of 2012. Gross margin was 62.4% in the second quarter of 2012, compared with 60.6% in the second quarter of 2011 and 62.9% in the first quarter of 2012.

Operating Expenses. Total operating expenses for the second quarter of 2012 were RMB350.7 million (US$55.4 million), a decrease of 20.2% from RMB439.2 million in the second quarter of 2011 and 19.8% from RMB437.3 million in the first quarter of 2012. Operating expenses represented 31.0% of net revenues, down from 33.3% in the second quarter of 2011 and 31.5% in the first quarter of 2012.

Product development expenses decreased 7.8% year-over-year and 15.2% quarter-over-quarter to RMB149.2 million (US$23.5 million) in the second quarter of 2012. The sequential decline in product development expenses was primarily due to a decrease in salaries paid to product development employees during the second quarter of 2012 and an impairment charge recognized in the first quarter of 2012 related to licensing fees paid for games that have not yet been launched and whose commercial visibility is deemed to have diminished in the current market environment. Product development expenses represented 13.2% of net revenues, compared with 12.3% in the second quarter of 2011 and 12.7% in the first quarter of 2012.

Sales and marketing expenses decreased 18.9% year-over-year and 16.7% quarter-over-quarter to RMB130.1 million (US$20.6 million) in the second quarter of 2012. The sequential decrease was primarily due to lower distribution fees paid to a company under common control of Shanda Interactive Entertainment mainly as a result of lower revenues. Sales and marketing expenses represented 11.5% of net revenues, compared with 12.1% in the second quarter of 2011 and 11.2% in the first quarter of 2012.

General and administrative expenses decreased 38.9% year-over-year and 32.1% quarter-over-quarter to RMB71.4 million (US$11.3 million) in the second quarter of 2012. The sequential decrease in general and administrative expenses was primarily due to a decline in inter-company tax expenses as a result of lower revenues, a decrease in share-based compensation expenses due primarily to performance conditions not being met and a reversal of a bad debt provision previously recorded due to subsequent repayment of a loan during the second quarter of 2012. General and administrative expenses accounted for 6.3% of net revenues, compared with 8.9% in the second quarter of 2011 and 7.6% in the first quarter of 2012.

Share-based compensation expenses were RMB3.9 million (US$0.6 million), compared with RMB34.0 million in the second quarter of 2011 and RMB14.9 million in the first quarter of 2012. The quarter-over-quarter decline was primarily due to a failure to meet certain performance targets related to the Company’s stock option awards.

Operating Income. Operating income for the second quarter of 2012 was RMB354.5 million (US$56.1 million), a decrease of 1.9% from RMB361.5 million in the second quarter of 2011 and 18.7% from RMB436.3 million in the first quarter of 2012. Operating margin was 31.4% in the second quarter of 2012, compared with 27.4% in the second quarter of 2011 and 31.4% in the first quarter of 2012.

Government Financial Incentives. Government financial incentives totaled RMB16.9 million (US$2.7 million) in the second quarter of 2012, compared with RMB10.4 million in the second quarter of 2011 and RMB10.1 million in the first quarter of 2012. The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to the timing of payments.

Other Income (Expense), Net. Other income for the second quarter of 2012 was RMB15.2 million (US$2.3 million), compared with other expense of RMB12.6 million in the second quarter of 2011 and other expense of RMB6.0 million in the first quarter of 2012. The increase was mainly due to the unrealized gain related to the foreign currency forward contracts in the second quarter of 2012.

Income Tax Expense. Income tax expense for the second quarter of 2012 was RMB99.3 million (US$15.7 million), compared with RMB80.3 million in the second quarter of 2011 and RMB105.5 million in the first quarter of 2012. Income tax expense decreased sequentially mainly due to a decline in pretax profit during the second quarter of 2012.

Net Income Attributable to Ordinary Shareholders. Net income for the second quarter of 2012 was RMB308.4 million (US$48.8 million), an increase of 1.0% from RMB305.2 million in the second quarter of 2011 and a decrease of 8.4% from RMB336.8 million in the first quarter of 2012. Earnings per diluted ADS in the second quarter of 2012 were RMB1.10 (US$0.17), compared with RMB1.08 in the second quarter of 2011 and RMB1.20 in the first quarter of 2012.

Net Cash. In the second quarter of 2012 the Company generated RMB458.3 million (US$72.4 million) in cash flows from operating activities. The Company’s cash and cash equivalent, short-term investments, restricted cash and time deposits, net of loans and dividend payable, increased from RMB2,664.9 million as of March 31, 2012 to RMB3,036.6 million (US$480.1 million) as of June 30, 2012.

First Half 2012 Unaudited Financial Results

Net Revenues. Net revenues for the first half of 2012 totaled RMB2,520.0 million (US$398.4 million), a decrease of 2.1% from RMB2,573.1 million in the first half of 2011.

Gross Profit. Gross profit for the first half of 2012 was RMB1,578.8 million (US$249.6 million), an increase of 1.1% from RMB1,561.9 million in the first half of 2011. Gross margin was 62.7%, an increase from 60.7% in the first half of 2011.

Operating Income. Operating income for the first half of 2012 was RMB790.8 million (US$125.0 million), an increase of 11.1% from RMB711.7 million in the first half of 2011. Operating margin was 31.4%, an increase from 27.7% in the first half of 2011.

Non-GAAP Operating Income. Non-GAAP operating income for the first half of 2012 was RMB883.8 million (US$139.7 million), an increase of 3.6% from RMB852.8 million in the first half of 2011. Non-GAAP operating margin was 35.1%, an increase from 33.1% in the first half of 2011.

Net Income Attributable to Ordinary Shareholders. Net income for the first half of 2012 was RMB645.2 million (US$102.0 million), an increase of 4.4% from RMB618.0 million in the first half of 2011. Net margin was 25.6%, an increase from 24.0% in the first half of 2011. Earnings per diluted ADS were RMB2.30 (US$0.36), compared with RMB2.18 in the first half of 2011.

Non-GAAP Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the first half of 2012 was RMB718.7 million (US$113.6 million), compared with RMB738.8 million in the first half 2011. Non-GAAP net margin was 28.5%, compared with 28.7% in the first half of 2011. Non-GAAP earnings per diluted ADS were RMB2.56 (US$0.40), compared with RMB2.60 in the first half of 2011.

Net Cash. In the first half of 2012 the Company generated RMB965.2 million (US$152.7 million) in cash flows from operating activities. The Company’s cash and cash equivalent, short-term investments, restricted cash and time deposits, net of loans, increased from RMB2,160.1 million as of December 31, 2011 to RMB3,036.6 million (US$480.1 million) as of June 30, 2012.

Recent Business Highlights

•	July 1, 2012 — Shanda Games acquired a majority stake in eFusion, a German game operator. With this acquisition, Shanda Games expects to launch “Dragon Nest” in the European region through eFusion.

•	July 4, 2012 — Shanda Games began open-beta testing for the mobile version of “Woool of Paladin” (Han Jiang Chuan Shi), an in-house developed mobile game based off the Company’s legacy game series “Woool”. The game was first published under “Gameplus”, a proprietary mobile game publishing platform developed by Shanda Games.

•	July 5, 2012 — PT.KREON started commercial operation for Shanda Games’ 3D action-based MMORPG “Dragon Nest” in Indonesia.

•	July 12, 2012 — Shanda Games launched open-beta testing for “Dragon Nest: Lv60”, a new expansion pack for “Dragon Nest”, in Mainland China. This expansion pack enabled a higher level cap from 50 to 60, along with more challenging quests and dungeons.

•	July 27, 2012 - Shanda Games held its annual “All-Star” press conference during
Chinajoy, where seven key products were highlighted, including
	-	“RIFT”—a fantasy-themed MMORPG licensed from Trion Worlds,

•	“Dungeon Striker”—Eyedentity Studio’s second game following the release of “Dragon Nest”,

- -	“World Zero”—an in-house developed MMORPG platform, “Final Fantasy XIV”—an online version of Square Enix’s famous “Final Fantasy” franchise,

•	“Ghosts’n Goblins Online”—the next addition to a stellar 27-year old franchise licensed from Capcom,

•	“Age of Dawn”—an in-house game concurrently adapted from a popular online novel on Shanda Interactive’ Cloudary platform, and

-“Gameplus”—an in-house developed mobile publishing platform.

•	August 7, 2012 — Shanda Games began a second round of closed-beta testing for its in-house developed 3D fantasy MMORPG “World Zero”.

•	August 8, 2012 — Shanda Games announced open-beta testing for its 3D fantasy MMORPG “Age of Wushu”, which is jointly-operated by Shanda Games and Snail Game.

•	August 9, 2012 — Shanda Games began open-beta testing for “Championship Manager Online”, a football-themed web game co-developed by Shanda Games and Beautiful Game Studios (BGS), a subsidiary of Square Enix.

•	August 23, 2012 — Shanda Games began open-beta testing for “Dragon Nest 2.0”, a new expansion pack for “Dragon Nest”, in Mainland China. The updated version enabled a newly designed character “Kali”, which is the fifth character class followed by the introduction of “Academic” in 2011.

Share Repurchase

In June 2012, the Company’s Board of Directors approved a share repurchase program under which the Company is authorized to repurchase up to $100 million worth of its outstanding ADSs during the next twelve (12) months. As of August 24, 2012, the Company has repurchased approximately 3.9 million ADSs for an aggregate consideration of US$14.2 million.

Conference Call and Webcast Notice

Shanda Games will host a conference call at 9:00 a.m. on August 27, 2012 Beijing/Hong Kong time (9:00 p.m. on August 26, 2012 Eastern Time), to discuss its second quarter results.

Dial-in details for the live conference call are as follows:

U.S. Toll Free: 1866-519-4004
Mainland China Toll Free (for mobile users): 400-620-8038
Mainland China Toll Free (for fixed line users): 800-819-0121
Hong Kong Toll Free: 800-930-346
U.K. Toll Free: 0808-234-6646
International Toll: +65-6723-9381
Passcode: 21626785

A replay of the conference call will be available from 12:00 pm (Beijing/Hong Kong time) on August 27, 2012 for 7 days.

U.S. Toll Free: 1866-214-5335
International Toll: +61-2-8235-5000
Passcode: 21626785

A live and archived webcast of the conference call will also be available on Shanda Games’ investor relations website at http://ir.shandagames.com/.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.3249 to US$1.00 as published by the People’s Bank of China on June 29, 2012, the last trading day of June 2012. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with United States (U.S.) generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial numbers including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to ordinary shareholders and non-GAAP per share data.

The non-GAAP financial measures disclosed by the Company exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Shanda Games believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Shanda Games’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Shanda Games believes that the presentation of non-GAAP financial measures when shown in conjunction with the corresponding GAAP measures provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations. Shanda Games’ management also believes that the non-GAAP financial measures are appropriate for period to period comparisons in the Company’s budget, planning and evaluation processes. From time to time in the future, there may be other items that Shanda Games may exclude in reviewing its financial results.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.shandagames.com.

Contact

Shanda Games Limited:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Associate Director
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com

Christensen:
Christian Arnell
Phone: +86-10-5826-4939 (China)
Email: carnell@ChristensenIR.com

Linda Bergkamp
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except for share and per share data)
	As of Dec31,	As of Mar 31,	As of June 30,
	2011	2012	2012
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,835.5	1,061.1	1,546.3	244.5
Restricted cash	20.4	54.0	35.4	5.6
Short-term investments	2,209.0	3,506.3	2,533.9	400.6
Marketable securities	3.8	4.6	4.6	0.7
Accounts receivable, net of allowance for doubtful accounts	72.8	58.5	69.2	10.9
Accounts receivable due from related parties	406.0	448.8	290.3	45.9
Deferred licensing fees and related costs	19.8	21.4	10.4	1.6
Prepayments and other current assets	182.0	223.2	239.1	38.0
Other receivables due from related parties [1]	931.3	2,052.9	2,036.8	322.0
Deferred tax assets	74.7	66.7	52.0	8.2

Total current assets	5,755.3	7,497.5	6,818.0	1,078.0

Time deposit with maturity over one year	—	—	260.0	41.1
Investment in affiliated companies	37.9	167.9	179.5	28.4
Investment in securities	—	5.6	5.6	0.9
Property and equipment	230.5	234.8	222.4	35.2
Intangible assets	994.7	665.6	629.2	99.5
Goodwill	492.1	328.5	328.5	51.9
Long-term deposits	95.1	58.7	52.7	8.3
Other long-term assets	326.6	176.9	217.6	34.3
Non-current deferred tax assets	26.4	26.3	25.2	4.0

Total assets	7,958.6	9,161.8	8,738.7	1,381.6

LIABILITIES
Current liabilities:
Short-term borrowings	858.8	2,888.1	2,294.2	362.7
Accounts payable	38.4	39.9	47.5	7.5
Accounts payable due to related parties	77.3	88.0	63.8	10.1
Licensing fees payable	188.2	209.3	257.6	40.7
Taxes payable	190.6	183.4	166.1	26.3
Deferred revenue	173.4	178.7	120.7	19.1
Other payables and accruals	416.0	393.2	373.4	59.0
Other payables due to related parties [2]	125.9	1,063.3	993.1	157.0
Dividend Payable	1,823.4	22.2	20.7	3.3
Deferred tax liabilities	72.9	90.2	88.4	14.0

Total current liabilities	3,964.9	5,156.3	4,425.5	699.7

Long-term liabilities	68.9	80.8	89.6	14.2
Non-current deferred tax liabilities	260.2	121.8	114.7	18.1
Non-current deferred revenue	47.6	48.2	44.2	7.0

Total liabilities	4,341.6	5,407.1	4,674.0	739.0

Redeemable non-controlling interests	14.0	14.0	14.0	2.2
SHAREHOLDERS’ EQUITY
Ordinary shares outstanding	560,309,556	560,766,004	560,160,962	560,160,962
ADS equivalent outstanding	280,154,778	280,383,002	280,080,481	280,080,481
Ordinary shares	40.9	40.9	40.9	6.5
Additional paid-in capital	1,561.3	1,349.0	1,367.3	216.1
Statutory reserves	147.1	147.1	149.8	23.7
Accumulated other comprehensive loss	(68.5)	(59.6)	(62.6)	(9.9)
Retained earnings	1,665.0	1,987.8	2,268.0	358.6

Total Shanda Games Limited shareholders’ equity	3,345.8	3,465.2	3,763.4	595.0
Non-controlling interests	257.2	275.5	287.3	45.4

Total shareholders’ equity	3,603.0	3,740.7	4,050.7	640.4

Total liabilities and shareholders’ equity	7,958.6	9,161.8	8,738.7	1,381.6

Note:

1.	The balance of “other receivables due from related parties” as of June 30, 2012 mainly represented the outstanding loans we lent to our parent company Shanda Interactive Entertainment Limited or its affiliates. The aggregate amount of these loans was RMB1,950.0 million (US$308.3 million), with interest rates ranging from 3% to 6.71%. The interest receivable related to these loans amounted to RMB69.1 million (US$10.9 million).

2.	The balance of “other payables due to related parties” as of June 30, 2012 mainly represented the outstanding loans we obtained from our parent company Shanda Interactive Entertainment Limited or its affiliates. The aggregate amount of these loans was RMB974.1 million (US$154.0 million), with interest rates ranging from 1.8% to 3%. The interest payable related to these loans amounted to RMB11.3 million (US$1.8 million).

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the three months period ended,
	June 30,	March 31,
	2011	2012	June 30, 2012
	RMB	RMB	RMB	US$
Net revenues:
Online game revenues generated in China	1,247.4	1,288.6	1,040.4	164.5
Other revenues	73.1	100.8	90.1	14.2

Total net revenues	1,320.5	1,389.4	1,130.5	178.7

Cost of revenues	(519.8)	(515.8)	(425.3)	(67.2)
Gross profit	800.7	873.6	705.2	111.5

Operating expenses:
Product development	(161.9)	(175.9)	(149.2)	(23.5)
Sales and marketing	(160.4)	(156.2)	(130.1)	(20.6)
General and administrative	(116.9)	(105.2)	(71.4)	(11.3)

Total operating expenses	(439.2)	(437.3)	(350.7)	(55.4)

Income from operations	361.5	436.3	354.5	56.1
Interest income	29.9	19.8	29.0	4.6
Government financial incentives	10.4	10.1	16.9	2.7
Other income(expense), net	(12.6)	(6.0)	15.2	2.3

Income before income tax expenses, equity in affiliated companies, and non-controlling interests	389.2	460.2	415.6	65.7
Income tax expenses	(80.3)	(105.5)	(99.3)	(15.7)
Equity in loss of affiliated companies	1.4	(5.4)	(2.7)	(0.4)

Net income	310.3	349.3	313.6	49.6
Less: Net income attributable to non-controlling interests	(5.1)	(12.5)	(5.2)	(0.8)

Net income attributable to ordinary shareholders	305.2	336.8	308.4	48.8

Earnings per ordinary share
Basic	0.54	0.60	0.55	0.09
Diluted	0.54	0.60	0.55	0.09
Earnings per ADS
Basic	1.08	1.20	1.10	0.17
Diluted	1.08	1.20	1.10	0.17
Weighted average ordinary shares outstanding
Basic	569,321,376	560,504,541	560,915,794	560,915,794
Diluted	569,323,614	560,596,594	560,923,399	560,923,399
Weighted average ADS outstanding
Basic	284,660,688	280,252,271	280,457,897	280,457,897
Diluted	284,661,807	280,298,297	280,461,700	280,461,700

Reconciliation from non-GAAP measures to GAAP measures
Non-GAAP Gross profit	830.2	899.8	726.2	114.8
Intangible assets amortization arising from acquisition	(29.3)	(26.0)	(21.0)	(3.3)
Share-based compensation cost	(0.2)	(0.2)	—	—
GAAP Gross profit	800.7	873.6	705.2	111.5
Non-GAAP Operating income	437.2	492.9	390.8	61.8
Intangible assets amortization arising from acquisition	(41.7)	(41.7)	(32.4)	(5.1)
Share-based compensation cost	(34.0)	(14.9)	(3.9)	(0.6)
GAAP Operating income	361.5	436.3	354.5	56.1
Non-GAAP net income attributable to ordinary shareholders	370.3	381.8	336.8	53.2
Intangible assets amortization arising from acquisition	(41.7)	(41.7)	(32.4)	(5.1)
Share-based compensation cost	(34.0)	(14.9)	(3.9)	(0.6)
Income tax effect	10.0	10.8	7.1	1.2
Intangible assets amortization of non-controlling interests	0.6	0.8	0.8	0.1
GAAP net income attributable to ordinary shareholders	305.2	336.8	308.4	48.8
Non-GAAP diluted earnings per share	0.65	0.68	0.60	0.10
Non-GAAP expense per share	(0.11)	(0.08)	(0.05)	(0.01)
GAAP diluted earnings per share	0.54	0.60	0.55	0.09

Non-GAAP diluted earnings per ADS	1.30	1.36	1.20	0.19
Non-GAAP expense per ADS	(0.22)	(0.16)	(0.10)	(0.02)
GAAP diluted earnings per ADS	1.08	1.20	1.10	0.17

Supplemental disclosure of intangible assets amortization arising from acquisitions included in:

Cost of revenues	(29.3)	(26.0)	(21.0)	(3.3)
Product development	(3.2)	(6.9)	(6.9)	(1.1)
Sales and marketing	(3.6)	(3.8)	(2.3)	(0.4)
General and administrative	(5.6)	(5.0)	(2.2)	(0.3)

Total	(41.7)	(41.7)	(32.4)	(5.1)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	(0.2)	(0.2)	—	—
Product development	(5.7)	(4.0)	(6.1)	(0.9)
Sales and marketing	(0.1)	—	—	—
General and administrative	(28.0)	(10.7)	2.2	0.3

Total	(34.0)	(14.9)	(3.9)	(0.6)

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the six months period ended,
	June 30, 2011	June 30, 2012
	RMB	RMB	US$
Net revenues:
Online game revenues generated in China	2,432.7	2,329.0	368.2
Other revenues	140.4	191.0	30.2

Total net revenues	2,573.1	2,520.0	398.4

Cost of revenues	(1,011.2)	(941.2)	(148.8)
Gross profit	1,561.9	1,578.8	249.6

Operating expenses:
Product development	(318.4)	(325.1)	(51.4)
Sales and marketing	(305.4)	(286.3)	(45.3)
General and administrative	(226.4)	(176.6)	(27.9)

Total operating expenses	(850.2)	(788.0)	(124.6)

Income from operations	711.7	790.8	125.0
Interest income	53.5	48.9	7.7
Government financial incentives	43.6	27.0	4.4
Other income (expense), net	(18.7)	9.0	1.4

Income before income tax expenses, equity in affiliated companies, and non-controlling interests	790.1#@	875.7	138.5
Income tax expenses	(164.7)	(204.7)	(32.4)
Equity in loss of affiliated companies	(1.6)	(8.0)	(1.3)

Net income	623.8	663.0	104.8
Less: Net income attributable to non-controlling interests	(5.8)	(17.8)	(2.8)

Net income attributable to ordinary shareholders	618.0	645.2	102.0

Earnings per ordinary share
Basic	1.09	1.15	0.18
Diluted	1.09	1.15	0.18
Earnings per ADS
Basic	2.18	2.30	0.36
Diluted	2.18	2.30	0.36
Weighted average ordinary shares outstanding
Basic	568,885,290	560,710,166	560,710,166
Diluted	568,886,409	560,759,995	560,759,995
Weighted average ADS outstanding
Basic	284,442,645	280,355,083	280,355,083
Diluted	284,443,205	280,379,998	280,379,998

Reconciliation from non-GAAP measures to GAAP measures
Non-GAAP Gross profit	1,620.8	1,626.1	257.1
Intangible assets amortization arising from acquisition	(58.4)	(47.1)	(7.4)
Share-based compensation cost	(0.5)	(0.2)	(0.1)
GAAP Gross profit	1,561.9	1,578.8	249.6
Non-GAAP Operating income	852.8	883.8	139.7
Intangible assets amortization arising from acquisition	(81.4)	(74.2)	(11.7)
Share-based compensation cost	(59.7)	(18.8)	(3.0)
GAAP Operating income	711.7	790.8	125.0
Non-GAAP net income attributable to ordinary shareholders	738.8	718.7	113.6
Intangible assets amortization arising from acquisition	(81.4)	(74.2)	(11.7)
Share-based compensation cost	(59.7)	(18.8)	(3.0)
Income tax effect	19.7	17.9	2.8
Intangible assets amortization of non-controlling interests	0.6	1.6	0.3
GAAP net income attributable to ordinary shareholders	618.0	645.2	102.0
Non-GAAP diluted earnings per share	1.30	1.28	0.20
Non-GAAP expense per share	(0.21)	(0.13)	(0.02)
GAAP diluted earnings per share	1.09	1.15	0.18

Non-GAAP diluted earnings per ADS	2.60	2.56	0.40
Non-GAAP expense per ADS	(0.42)	(0.26)	(0.04)
GAAP diluted earnings per ADS	2.18	2.30	0.36

Supplemental disclosure of intangible assets amortization arising from acquisitions included in:

Cost of revenues	(58.4)	(47.1)	(7.4)
Product development	(6.4)	(13.8)	(2.2)
Sales and marketing	(6.7)	(6.1)	(1.0)
General and administrative	(9.9)	(7.2)	(1.1)

Total	(81.4)	(74.2)	(11.7)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	(0.5)	(0.2)	(0.1)
Product development	(12.3)	(10.1)	(1.6)
Sales and marketing	(0.1)	—	—
General and administrative	(46.8)	(8.5)	(1.3)

Total	(59.7)	(18.8)	(3.0)

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except for share and per share data)
For the six months period ended,

	June 30, 2011	June 30, 2012
	RMB	RMB	US$
Cash flows from operating activities:
Net income	623.8	663.0	104.8
Adjustments for:
Share-based compensation expenses	59.8	18.8	3.0
Depreciation and amortization	173.0	142.4	22.5
Others	(4.2)	22.0	3.5
Changes in assets and liabilities, net of acquisitions:
Prepayments and licensing fee and royalty	(278.9)	131.4	20.8
Others	10.0	(12.4)	(1.9)

Net cash provided by operating activities	583.5	965.2	152.7

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(82.7)	(45.3)	(7.2)
Acquisition (net of cash acquired) and equity investment	(10.5)	(30.6)	(4.8)
Changes of short-term investments and time deposit with maturity over one year	243.6	(565.6)	(89.4)
(Increase) in loan receivable	(40.0)	(1,059.0)	(167.4)
Others	(524.5)	(6.8)	(1.1)

Net cash used in investing activities	(414.1)	(1,707.3)	(269.9)

Cash flows from financing activities:
Repurchase of common stock	—	(14.0)	(2.2)
Proceeds from loan borrowed	44.1	3,289.6	520.1
Repayment of loans	—	(998.0)	(157.8)
Dividends paid to the company shareholders	—	(1,804.8)	(285.3)
Others	63.4	(23.4)	(3.7)

Net cash provided by financing activities	107.5	449.4	71.1

Effect of exchange rate changes on cash	3.6	3.5	0.4

Net increase (decrease) in cash and cash equivalents	280.5	(289.2)	(45.7)
Cash and cash equivalents, beginning of period	1,571.8	1,835.5	290.2

Cash and cash equivalents, end of period	1,852.3	1,546.3	244.5